Exhibit 99.1

Seanergy Maritime Announces Repurchases of $1.6 Million of Common Shares and Agreement to Acquire a Newcastlemax Vessel through a Bareboat-in Charter

CEO Provides Brief Market Commentary

July 6, 2023 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today that it has repurchased 362,161 common shares, or approximately 2% of its issued and outstanding shares, at an average price of approximately $4.35 per share pursuant to its previously announced share repurchase program. The average share repurchase price represents approximately a 11.2% discount from the closing price of July 5, 2023.

Moreover, the Company entered into a 12-month bareboat charter agreement with an unaffiliated third party in Japan for a 2011-built Newcastlemax dry bulk vessel of 207,855 dwt built at Nantong COSCO KHI Ship Engineering Co Ltd (NACKS). Pursuant to the terms of the bareboat charter, Seanergy has advanced a down payment of $3.5 million and will pay an additional $3.5 million on delivery of the vessel to the Company, as well as a daily bareboat rate of $9,000 over the charter period. Delivery is estimated to take place between August and December 2023 while at the end of the 12-month bareboat period, Seanergy has an option to purchase the Vessel for $20.2 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“Consistent with our commitment to enhance shareholder value, we have repurchased approximately 2% of our outstanding shares. We continue to be very confident in our Company’s prospects and the industry’s fundamentals.

“The bareboat-in agreement for our first Newcastlemax vessel expands our presence in the sector, without substantial capital outlay on its delivery, and provides a purchase option at the end of the bareboat period. We believe the overall purchase price of approximately $30.5 million, including the bareboat payments, is beneficial to the Company.

“Regarding current market conditions, we see that demand for seaborne transportation of dry bulk commodities is very robust. DWT-miles have grown by 5.8% year-on-year1, while the relevant figures from January until the end of May are the strongest of the last three years.

“We believe current freight-rate weakness is due to three main factors:

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First, the unwinding of vessel congestion has released a significant amount of tonnage in the market creating a temporary oversupply of vessels. We believe that later in the year this will be reversed to historical averages that will tighten the supply of tonnage.

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Second, certain charterers and operators have been reluctant to comply with new environmental rules relating to reduced carbon emissions and resultant speed caps for their chartered-in fleets. We believe that these vessels will eventually need to abide by the new requirements as charterers and operators come to terms with the new regulations and the global fleet’s average speed will be reduced further. This is also expected to tighten the supply of tonnage.

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Lastly, the highly volatile trading of FFA contracts is becoming increasingly disconnected from the fundamentals of the physical market. Instead of its intended use as a hedging tool, following the emergence of algorithmic trading, it is becoming a high-risk instrument that may negatively impact sentiment, which subsequently creeps into the physical market.

“We remain committed to the Capesize sector with a solid operational platform and believe we have positioned Seanergy optimally to capitalize on improvements in the dry bulk market. We will continue to focus on shareholder returns and sustainable growth.”

1 According to independent research

Company Fleet:

Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(1)	Minimum T/C expiration	Maximum T/C expiration(2)	Charterer
Fellowship	179,701	2010	Daewoo	-	T/C Index Linked	Yes	06/2024	10/2024	Anglo American
Worldship	181,415	2012	Koyo – Imabari	Yes	T/C Index Linked	Yes	09/2023	01/2024	Cargill
Championship	179,238	2011	Sungdong SB	Yes	T/C Index Linked	Yes	04/2025	11/2025	Cargill
Flagship	176,387	2013	Mitsui	-	T/C Index Linked	Yes	05/2026	07/2026	Cargill
Patriotship	181,709	2010	Imabari	Yes	T/C Index Linked	Yes	11/2023	06/2024	Glencore
Knightship	178,978	2010	Hyundai	Yes	T/C Index Linked	Yes	10/2024	12/2024	Glencore
Premiership	170,024	2010	Sungdong SB	Yes	T/C Index Linked	Yes	04/2024	06/2024	Glencore
Squireship	170,018	2010	Sungdong SB	Yes	T/C Index Linked	Yes	05/2024	07/2024	Glencore
Dukeship	181,453	2010	Sasebo	-	T/C Index Linked	Yes	04/2024	09/2024	NYK
Hellasship	181,325	2012	Imabari	-	T/C Index Linked	Yes	12/2023	03/2024	NYK
Honorship	180,242	2010	Imabari	-	T/C Index Linked	Yes	02/2024	07/2024	NYK
Geniuship	170,057	2010	Sungdong SB	-	T/C Index Linked	Yes	04/2024	08/2024	NYK
Friendship	176,952	2009	Namura	-	T/C Index Linked	Yes	12/2023	03/2024	NYK
Paroship	181,415	2012	Koyo-Imabari	Yes	T/C Index Linked	Yes	10/2023	12/2023	Oldendorff
Partnership	179,213	2012	Hyundai	Yes	T/C Index Linked	Yes	09/2024	12/2024	Uniper
Lordship	178,838	2010	Hyundai	Yes	T/C Index Linked	Yes	08/2024	09/2024	Uniper
Titanship[3]	207,855	2011	NACKS	-	TBD	TBD	TBD	TBD	TBD
Total / Average age	3,054,820	12.4	-	-	-	-	-	-	-

(1)	The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing Capesize FFA Rate for the selected period.

(2)	The latest redelivery date does not include any additional optional period.

(3)	To be delivered between August and December 2023.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is an international shipping company that provides marine dry bulk transportation services through the ownership and operation of dry bulk vessels. As of today, the Company's operating fleet consists of 16 Capesize vessels with an average age of 12.4 years and aggregate cargo carrying capacity of approximately 2,846,965 dwt. Upon completion of the aforementioned transaction, the Company's operating fleet will consist of 17 vessels (16 Capesize and 1 Newcastlemax), with an aggregate cargo carrying capacity of 3,054,820 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may," "should," "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the pandemics, (including COVID-19), including effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com